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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-16752

Medstone International, Inc.

(Exact name of registrant as specified in its charter)

100 Columbia, Suite 100, Aliso Viejo, California 92656

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.004 par value per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one holder of record

Pursuant to the requirements of the Securities Exchange Act of 1934 Medstone International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 20, 2004	By:	/s/ John Q. Barnidge

		Name:	John Q. Barnidge
		Title:	Chief Financial Officer, Senior Vice
President and Secretary of Medstone
International, Inc.